Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No.333-214257

(Relating to Preliminary Prospectus Supplements dated October 26, 2016)

Pricing Term Sheet

Dated October 27, 2016

Theravance Biopharma, Inc. (the “Issuer”)

Concurrent Offerings of

3,850,000 Ordinary Shares (the “Ordinary Shares Offering”)

and

$200,000,000 3.250% Convertible Senior Notes due 2023 (the “Notes Offering”)

The information in this pricing term sheet relates only to the Ordinary Shares Offering and the Notes Offering (together, the “Offerings”) as described below and should be read together with (i) the preliminary prospectus supplement dated October 26, 2016 relating to the Ordinary Shares Offering (the “Ordinary Shares Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (ii) the preliminary prospectus supplement dated October 26, 2016 relating to the Notes Offering (the “Notes Preliminary Prospectus Supplement” and, together with the Ordinary Shares Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), including the documents incorporated by reference therein, and with respect to both (i) and (ii), together with the accompanying prospectus included in Registration Statement No. 333-214257, and any free writing prospectus and other documents incorporated by reference therein.

The information in this term sheet supersedes the information contained in the Preliminary Prospectus Supplements to the extent inconsistent therewith.  Terms used but not defined herein have the meaning ascribed to them in the applicable Preliminary Prospectus Supplement.

Issuer:  Theravance Biopharma, Inc.  (NASDAQ:  TBPH)

Pricing Date: October 27, 2016

Trade Date: October 28, 2016

Settlement Date: November 2, 2016 (T+3)

NASDAQ Last Reported Sale Price on October 27, 2016: $26.55 per Ordinary Share

Total Transaction Size: Approximately $300.1 million in aggregate gross proceeds from the Ordinary Shares Offering and Notes Offering (or approximately $345.1 million if the underwriters’ options to purchase additional Ordinary Shares and additional Notes are both exercised in full). The Ordinary Shares Offering and the Notes Offering are not cross-conditional.

Use of Proceeds: The Issuer intends to use the net proceeds from the Offerings for general corporate purposes, which may include, among other things, research activities, preclinical and clinical development of product candidates, manufacture of pre-clinical, clinical and commercial drug supplies, selling and marketing expenses, capital expenditures, working capital, general and administrative expenses and acquisitions of technology or drug candidates.  See “Use of Proceeds” in the Preliminary Prospectus Supplements.

Ordinary Shares Offering

Securities Offered: Ordinary Shares of the Issuer, par value $0.00001 per share (the “Ordinary Shares”)

Offering Size: 3,850,000 Ordinary Shares (or 4,427,500 Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full)

Ordinary Shares Outstanding: 51,942,208 shares immediately after the Ordinary Shares Offering (assuming no exercise of the option to purchase additional Ordinary Shares granted to the underwriters of the Ordinary Shares Offering and excluding the Ordinary Shares issuable upon conversion of the Notes) based on 48,092,208 shares outstanding as of September 30, 2016. The number of shares in the preceding sentence also excludes:

•                  2,292,487 Ordinary Shares issuable upon the exercise of outstanding options to purchase our Ordinary Shares as of September 30, 2016 having a weighted-average exercise price of $23.44 per share

•                  1,008,780 Ordinary Shares reserved for issuance pursuant to future awards under our 2013 Equity Incentive Award Plan, and any addendums thereto;

•                  18,632 Ordinary Shares reserved for issuance pursuant to future awards under our 2014 New Employee Equity Incentive Plan;

•                  1,156,334 Ordinary Shares reserved for issuance pursuant to future awards under our 2013 Employee Share Purchase Plan; and

•                  3,848,503 Ordinary Shares issuable upon vesting of outstanding restricted share units.

Public Offering Price: $26.00 per share

Underwriting Discount: 6.00%, or $1.56 per Ordinary Share, $6,006,000 in the aggregate (or $6,906,900 in the aggregate if the underwriters’ option to purchase additional Ordinary Shares is exercised in full)

Net Proceeds to the Company: Approximately $93.7 million (or approximately $107.8 million if the underwriters exercise their option to purchase additional Ordinary Shares in full) after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer

Joint Book-Running Managers: Leerink Partners LLC, Evercore Group L.L.C. and Piper Jaffray & Co.

Lead Manager: Guggenheim Securities, LLC

Co-Managers: Cantor Fitzgerald & Co. and  Needham & Company, LLC

Notes Offering

Securities Offered: 3.250% Convertible Senior Notes due 2023 (the “Notes”)

Offering Size: $200 million aggregate principal amount (or $230 million aggregate principal amount if the underwriters exercise their option to purchase additional Notes in full)

Public Offering Price: 100% of the principal amount, plus accrued interest, if any, from the Settlement Date

Underwriting Discount: 3% of the principal amount, or $30 per $1,000 principal amount of Notes, $6 million in the aggregate (or $6.9 million in the aggregate if the underwriters’ option to purchase additional Notes is exercised in full)

Net Proceeds to the Company: Approximately $193.4 million (or approximately $222.5 million if the underwriters exercise their option to purchase additional Notes in full) after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer

Maturity: November 1, 2023, unless earlier repurchased or converted

Interest Rate: 3.250% per annum payable semiannually in arrears in cash

Interest Payment Dates: May 1 and November 1 of each year, beginning May 1, 2017

Initial Conversion Rate: 29.0276 Ordinary Shares per $1,000 principal amount of Notes

Initial Conversion Price: Approximately $34.45 per Ordinary Share

Conversion Premium: Approximately 32.5%  above the public offering price of the Ordinary Shares in the Ordinary Shares Offering

No Optional Redemption: The Issuer may not redeem the Notes prior to maturity, except as described under “Optional Redemption for Certain Changes in Tax Law”, and no “sinking fund” is provided for the Notes.

Optional Redemption for Certain Changes in Tax Law: Issuer may elect to redeem all, but not less than all, of the Notes, at its option, in the event of certain changes in tax law that would require the Issuer to pay “additional amounts”,  at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest and additional amounts to, but excluding, the redemption date. See “Description of the Notes—Optional Redemption for Certain Changes in Tax Law” in the Notes Preliminary Prospectus Supplement for more information.

CUSIP/ISIN: 88339K AA0 / US88339KAA07

Joint Book-Running Managers: Leerink Partners LLC, Piper Jaffray & Co. and  Evercore Group L.L.C.

Lead Manager: Guggenheim Securities, LLC

Co-Managers: Cantor Fitzgerald & Co. and  Needham & Company, LLC

Make-Whole Premium Upon Certain Fundamental Changes: If certain fundamental changes occur and a holder elects to convert in connection with such transaction, the conversion rate will be increased by a number of shares.  The number of additional shares will be determined by reference to the following table and is based on the date on which such fundamental change becomes effective and the price paid, or deemed to be paid, per Ordinary Share on the effective date:

Stock Price

Effective Date	$26.00	$30.00	$34.45	$40.00	$60.00	$80.00	$100.00	$120.00	$140.00
11/2/2016	9.4339	7.3080	5.6316	4.1750	1.6193	0.6638	0.2425	0.0528	0.0000
11/1/2017	9.4339	7.1987	5.4723	3.9943	1.4787	0.5805	0.2007	0.0398	0.0000
11/1/2018	9.4339	7.0577	5.2697	3.7675	1.3110	0.4859	0.1541	0.0234	0.0000
11/1/2019	9.4339	6.8653	5.0003	3.4725	1.1083	0.3796	0.1055	0.0088	0.0000
11/1/2020	9.4339	6.5887	4.6226	3.0703	0.8628	0.2655	0.0600	0.0007	0.0000
11/1/2021	9.4339	6.1557	4.0470	2.4835	0.5687	0.1521	0.0237	0.0000	0.0000
11/1/2022	9.4339	5.4290	3.0653	1.5555	0.2508	0.0581	0.0046	0.0000	0.0000
11/1/2023	9.4339	4.3057	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The actual stock price and effective date may not be set forth in the above table, in which case:

•                  If the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the make-whole premium will be determined by a straight-line interpolation between the make-whole premiums set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable.

•                  If the stock price exceeds $140.00 per share, subject to adjustment, no make-whole premium will be paid.

•                  If the stock price is less than $26.00 per share, subject to adjustment, no make-whole premium will be paid.

Notwithstanding the foregoing, in no event will the conversion rate exceed 38.4615 Ordinary Shares per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Notes Preliminary Prospectus Supplement.

******

An automatically effective registration statement relating to these securities was filed with the Securities and Exchange Commission on October 26, 2016. Each Offering is being made only by means of an effective shelf registration statement, including a prospectus supplement and the accompanying prospectus forming a part of the effective shelf registration statement. You may get these documents for free by visiting EDGAR on SEC’s website at www.sec.gov.

Alternatively, copies of the Ordinary Shares Preliminary Prospectus Supplement and the accompanying prospectus may be obtained from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, by telephone at 800-808-7525 ext. 6142 or by email at  Syndicate@Leerink.com, or from Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 36th Floor, New York, NY 10055, by telephone at 888-474-0200, or by email at  ecm.prospectus@evercore.com, or from Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, Minnesota, 55402, by telephone at (800) 747-3924 or by email at prospectus@pjc.com.

Alternatively, copies of the Notes Preliminary Prospectus Supplement and the accompanying prospectus may be obtained from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, by telephone at (800) 808-7525 ext. 6142 or by email at Syndicate@Leerink.com, from Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, Minnesota, 55402, by telephone at (800) 747-3924 or by email at prospectus@pjc.com, or from Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 36th Floor, New York, NY 10055, by telephone at 888-474-0200 or by email at ecm.prospectus@evercore.com.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.